# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OceanPal Inc., CIK 0001869467
CUSIP: Y6430L202
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Address of issuer's principal executive offices: Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64
Date of event which requires filing of this statement: 07/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001771366

## Reporting persons
- Simeon Palios: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,311,648; sole dispositive power 0; shared dispositive power 7,311,648; aggregate amount beneficially owned 7,311,648 (5.17% of the class)
- Taracan Investments S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,962,962; sole dispositive power 0; shared dispositive power 4,962,962; aggregate amount beneficially owned 4,962,962 (3.49% of the class)
- Limon Compania Financiera S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,348,686; sole dispositive power 0; shared dispositive power 2,348,686; aggregate amount beneficially owned 2,348,686 (1.68% of the class)
  Comment: On October 15, 2024, the Issuer entered into a preferred stock conversion agreement (the "Conversion Agreement") with Limon Compania and Taracan (the "Holders") pursuant to which the Holders, together with their respective affiliates, agree not to exercise, and the Company agrees not to convert, the Holders' shares of Series D Preferred Stock to the extent that after giving effect to such exercise and conversion the Holders and their affiliates would beneficially own in excess of 14.99% of the Issuers' shares of common stock immediately outstanding after giving effect to the issuance of shares of common stock issuable upon exercise and conversion of the shares of Series D Preferred Stock.

## Item 1. Issuer
Name of issuer: OceanPal Inc.
Address of issuer's principal executive offices: Pendelis 26, 175 64 Palaio Faliro, Athens, Greece

## Item 2. Person Filing
Name of person filing:
Mr. Simeon Palios ("Palios")
Taracan Investments S.A. ("Taracan")
Limon Compania Financiera S.A. ("Limon Compania", together with Palios and Taracan, the "Reporting Persons")
Address of principal business office or, if none, residence:
The principal business address of each filer is:
c/o Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
Citizenship:
Greece
Republic of the Marshall Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Mr. Simeon Palios: 7,311,648
Taracan Investments S.A.: 4,962,962
Limon Compania Financiera S.A.: 2,348,686
Percent of class:
Mr. Simeon Palios: 5.17%
Taracan Investments S.A.: 3.49%
Limon Compania Financiera S.A.: 1.68%
Sole power to vote or to direct the vote:
Mr. Simeon Palios: 0
Taracan Investments S.A.: 0
Limon Compania Financiera S.A.: 0
Shared power to vote or to direct the vote:
Mr. Simeon Palios: 7,311,648
Taracan Investments S.A.: 4,962,962
Limon Compania Financiera S.A.: 2,348,686
Sole power to dispose or to direct the disposition:
Mr. Simeon Palios: 0
Taracan Investments S.A.: 0
Limon Compania Financiera S.A.: 0
Shared power to dispose or to direct the disposition:
Mr. Simeon Palios: 7,311,648
Taracan Investments S.A.: 4,962,962
Limon Compania Financiera S.A.: 2,348,686

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Simeon Palios: /s/ Simeon Palios, Simeon Palios (08/01/2025)
- Taracan Investments S.A.: /s/ Simeon Palios, Simeon Palios, Principal (08/01/2025)
- Limon Compania Financiera S.A.: /s/ Simeon Palios, Simeon Palios, Principal (08/01/2025)